FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on October 8, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: October 8, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 8th, 2004
URL: http://www.komatsu.com/

Komatsu to Delist Shares from Five Stock Exchanges

At the Board of Directors’ meeting held on October 8th, 2004, Komatsu Ltd. (the “Company”) made a resolution to submit applications to delist its shares from the following five stock exchanges:

In Japan:     Nagoya Stock Exchange, Sapporo Securities Exchange and Fukuoka Stock Exchange

Overseas:    Frankfurt Stock Exchange (Germany) and Luxembourg Stock Exchange

1.	Reasons for delisting the Company’s shares

Trading volume of shares of the Company on each of the above-mentioned five stock exchanges is very low, and thus the delistings would cause no substantial inconvenience to the Company’s shareholders and investors.

2.	Stock exchanges on which the Company will continue to list its shares

In Japan:     Tokyo Stock Exchange and Osaka Securities Exchange

3.	Schedule

The Company plans to submit applications to delist its shares from the relevant stock exchanges in October.

The Company expects to complete the following delisting process:

In Japan:	After the applications for the delisting of the Company’s shares are accepted by each stock exchange, subject shares will be put in administrative status. The delisting procedures will be completed one month after being given the administrative status.

Overseas:	After the applications for the delisting of the Company’s shares are accepted by each stock exchange, the delisting is expected to take effect, subject to the rules and procedures of the relevant stock exchange, by May 2005.

(end)